CORRESP

Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101
(318) 222-1145

May 9, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc. of Louisiana
Registration Statement on Form S-1
File No. 333-149677

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Home Federal Bancorp, Inc. of Louisiana ("Home Federal") hereby requests that the above captioned registration statement be declared effective at 12:00 noon, Eastern Time, on Tuesday, May 13, 2007, or as soon thereafter as is practicable.

In connection with this request, Home Federal acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Home Federal from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Home Federal may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, Home Federal represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

HOME FEDERAL BANCORP, INC. OF LOUISIANA

By:	/s/Daniel R. Herndon
Daniel R. Herndon
President and Chief Executive Officer